Exhibit 35.2

2015 Annual Statement of Servicer Compliance (Item 1123)

Pooling and Servicing Agreement (the "Pooling and Servicing Agreement") dated as of September 1, 2013 by and among Deutsche Mortgage & Asset Receiving Corporation as Depositor, Midland Loan Services, a Division of PNC Bank, National Association as Master Servicer, Rialto Capital Advisors, LLC as Special Servicer, U.S. Bank National Association as Trustee, Deutsche Bank Trust Company Americas as Ce1tificate Administrator, Paying Agent and Custodian and Park Bridge Lender Services LLC as Operating Advisor relating to the COMM 2013- LC13 Commercial Mortgage Pass-Through Certificates (COMM 2013-LC13)

The undersigned, a duly authorized officer of Rialto Capital Advisors, LLC, as special servicer (the "Special Servicer") herein ce1tifies to the following:

1.	All servicing activities and performance of such servicing activities under the Pooling and Servicing Agreement are performed on behalf of the Special Servicer.

2.	A review of the servicing activities and performance by the Special Servicer for the period of January 1, 2015 to December 31, 2015 (the "Reporting Period") in accordance with the Pooling and Servicing Agreement has been conducted under my supervision.

3.	To the best of my knowledge, based on such review, the Special Servicer has fulfilled all of its obligations under the terms of the Pooling and Servicing Agreement, in all material respects for the Reporting Period and if there has been a failure to fulfill any such obligations in any material respect, each failure and the status thereof has been specifically identified herein.

Certified by:	/s/ Adam Singer	Date: March 1, 2016
Adam Singer, Managing Director